Exhibit 99.6

Private & Confidential

Dated 31 May 2012

CREDIT SUISSE AG (formerly known as CREDIT SUISSE)

in favour of

ADVENTURE TEN S.A.

DEED OF RELEASE

THIS DEED is dated 31 May 2012 and made by:

CREDIT SUISSE AG (formerly known as CREDIT SUISSE), a company established under the laws of Switzerland with its registered office at Paradeplatz 8, 8070 Zurich, Switzerland acting for the purposes of this Deed through its branch at St. Alban - Graben 1-3, P.O. Box CH-4002 Basel, Switzerland (“CS”) in favour of AVENTURE TEN S.A., a corporation incorporated in the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (the “Owner”).

1	With effect on 31 May 2012 CS hereby releases the Owner from:

1.1	all its liabilities and obligations to CS under the documents described in Schedule 1; and

1.2	all security granted by the Owner to CS under the documents described in Schedule 2 and all relevant liabilities and obligations of the Owner under such documents and reassigns to the Owner all rights assigned by it to CS under such documents, which documents were executed as security for the obligations of FreeSeas Inc. (the “Borrower”) under (a) a facility agreement dated 24 December 2007 (the “Original Agreement”) made between the Borrower and CS (in such capacity, the “Bank”), as amended and restated by a supplemental agreement dated 26 June 2008 (the “First Supplemental Agreement”) and as further amended and supplemented by a supplemental agreement dated 23 March 2009 (the “Second Supplemental Agreement”), a supplemental agreement dated 27 November 2009 (the “Third Supplemental Agreement”), a supplemental agreement dated 15 July 2011 (the “Fourth Supplemental Agreement”), an extension letter dated 4 October 2011, a second extension letter dated 17 October 2011, a third extension letter dated 24 October 2011, a fourth extension letter dated 31 October 2011 and letters/agreements dated 4 August 2011, 6 September 2011 and 19 September 2011 (together the “Extension Letters”), a supplemental agreement dated 7 November 2011 (the “Fifth Supplemental Agreement”), a deferral of payments letter dated 2 February 2012 (the “February Deferral Letter”) and a deferral of payments letter dated 25 April 2012 (the “April Deferral Letter” and, together with the February Deferral Letter the “Deferral Letters”) and a supplemental agreement dated 31 May 2012 (the “Sixth Supplemental Agreement”; and the Sixth Supplemental Agreement, together with the Original Agreement, the First Supplemental Agreement, the Second Supplemental Agreement, the Third Supplemental Agreement, the Fourth Supplemental Agreement, the Extension Letters, the Fifth Supplemental Agreement and the Deferral Letters, collectively referred to as the “Facility Agreement”), relating to a reducing revolving credit facility of up to (originally) Ninety one million United States Dollars (US$91,000,000) and (b) a 2002 ISDA Master Agreement (including the schedule thereto) dated 24 December 2007 and made between the Borrower and CS.

2	Words and expressions defined in the Facility Agreement shall, unless the context otherwise requires or unless otherwise defined herein, have the same meanings when used in this Deed.

3	No term of this Deed is enforceable under the Contracts (Rights of Third Parties) Act 1999 by anyone other than a party to this Deed.

4	This Deed and any non-contractual obligations in connection with this Deed are governed by English law.

This Deed has been executed as a deed and it has been delivered on the date stated at the beginning of this Deed.

Schedule 1

Guarantee

A corporate guarantee dated 4 July 2008 executed by the Owner in favour of CS.

Schedule 2

Security Documents

1	The first preferred Liberian ship mortgage dated 7 July 2008, as amended (the “Mortgage”) over m.v. Free Lady (the “Ship”) made between the Owner and CS;

2	the general assignment dated 7 July 2008 collateral to the Mortgage made between the Owner and CS; and

3	the charter assignment dated 7 July 2008 in relation to the Ship made between the Owner and CS.

SIGNATORY

The Chargee

EXECUTED as a DEED	)
By A. Kekatou	)
for and on behalf of	)
CREDIT SUISSE AG	)
(formerly known as CREDIT SUISSE))		/s/ A. Kekatou
in the presence of:	)	Authorised signatory

/s/ Pinelopi - Anna Miliou
Witness
Name: Pinelopi - Anna Miliou
Address: Norton Rose LLP, Athens
Occupation Solicitor

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